02/28/01

JOHN HANCOCK V.A. FINANCIAL INDUSTRIES FUND

Exhibit - Item 77



 Sub-Item 77.C.

 (a) December 1, 2000
  Special Meeting


(c) To approve the proposal to eliminate the investment restriction requiring the fund to invest more than 25% of its assets in the banking industry as set forth in the Fund's proxy statements.

  Number of affirmative votes - 3,132,756.371
  Number of negative votes -      131,200.188